Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Red Rock Resorts, Inc. for the registration of Class A common stock, preferred stock, senior debt securities, senior subordinated debt securities, and subordinated debt securities and to the incorporation by reference therein of our reports dated March 1, 2018, with respect to the consolidated financial statements and schedule of Red Rock Resorts, Inc., and the effectiveness of internal control over financial reporting of Red Rock Resorts, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Las Vegas, Nevada

March 1, 2018